SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OCEAN RIG UDW INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

Eric M. Albert
BlueMountain Capital Management, LLC
280 Park Avenue, 12th Floor
New York, New York 10017
212-905-5647
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,846,060

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,846,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,846,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) outstanding as of October 16, 2017, as confirmed to the Reporting Persons (as defined in Item 2) by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,726,396

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,726,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,726,396

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Foinaven GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
682,878

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
682,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
682,878

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Foinaven Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
682,878

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
682,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
682,878

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Long/Short Credit GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
338,370

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
338,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Guadalupe Peak Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
338,370

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
338,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Montenvers GP S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,090,501

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,090,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,090,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Montenvers Master Fund SCA SICAV-SIF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,090,501

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,090,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,090,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Summit Opportunities GP II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,449,360

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,449,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,449,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Summit Trading L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,449,360

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,449,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,449,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Kicking Horse Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
255,788

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
255,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Kicking Horse Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
255,788

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
255,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,788

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
1	NAMES OF REPORTING PERSONS
BlueMountain Timberline Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
630,047

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
630,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
630,047

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 90,660,769 shares of Common Stock of the Issuer outstanding as of October 16, 2017, as confirmed to the Reporting Persons by the Issuer on October 16, 2017.

CUSIP No. G66964118
Item 1.	Security of the Issuer.

This Amendment No.1 (this “Amendment”) to Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Ocean Rig UDW Inc., a Cayman Islands corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 29, 2017 (the “Original Filing”).  The Issuer’s principal executive office is located at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands. Each item below amends and supplements the information disclosed under the corresponding item of the Original Filing. Except as indicated herein, the information set forth in the Original Filing remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Original Filing.

Item 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMF”), with respect to the Common Stock directly owned by it;

(ii)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMF GP”), with respect to the Common Stock directly owned by BMF;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(v)
BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(vii)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP”), with respect to the Common Stock directly owned by BMST;

(ix)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(x)
BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP” and, together with BMF GP, BMGP GP and BMST GP, the “General Partners”), with respect to the Common Stock directly owned by BMKH;

(xi)
BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT” and, together with BMF, BMGP, BMM, BMST and BMKH, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xii)
BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of  BMF, BMGP, BMST and BMKH; and

(xiii)
BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which serves as the sole owner of BMM GP and investment manager to, and makes investment decisions on behalf of, the BlueMountain Funds, with respect to the Common Stock directly owned by the BlueMountain Funds and BMCM.

CUSIP No. G66964118
The principal business of:  (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of BMF GP, BMGP GP, BMM GP, BMST GP and BMKH GP is to serve as the general partner of BMF, BMGP, BMM, BMST and BMKH, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as the sole owner of BMM GP and to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein
Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Manager of BMST GP; Manager of BMGP GP; Manager of BMKH GP; Director of BMT

Michael Liberman	Chief Operating Officer of the Investment Manager; Chief Operating Officer of GP Holdings

Stephen Siderow	President of the Investment Manager; President of GP Holdings

Derek Smith	Co-Chief Investment Officer of the Investment Manager; Co-Chief Investment Officer of GP Holdings

Paul Friedman	Manager of BMM GP

Alan Gerstein	Manager of BMF GP; Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP; Manager of BMM GP; Director of BMT

Elizabeth Gile	Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP

Todd Groome	Manager of BMM GP

Gary Linford	Manager of BMGP GP; Manager of BMF GP; Manager of BMST GP; Manager of BMKH GP

Mark Shapiro	Manager of BMGP GP; Manager of BMF GP; Manager of BMM GP; Manager of BMST GP; Manager of BMKH GP; Director of BMT

Elli Stevens	Manager of BMM GP

The business address of BMF, BMKH and BMT is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  The business address of BMGP, BMST, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Smith, Mr. Dalton, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Reeves and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017.  The business address of Mr. Groome and Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.  The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Smith, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Groome and Mr. Shapiro are U.S. citizens.  Mr. Linford is a South African citizen.  Ms. Stevens is a British citizen.

CUSIP No. G66964118
Item 4.	Purpose of Transaction.

The Reporting Persons intend to recommend that the Issuer hire advisers to review opportunities to maximize shareholder value, including changes to capital structure, utilization of significant assets, and possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the organizational documents, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets.  Such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with the Issuer's management, manager, board of directors, other shareholders or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals set forth above, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons may have such discussions alone or together with one or more of the foregoing persons. The Reporting Persons intend to have discussions with affiliates of Elliott Associates, L.P., Elliott International Capital Advisors Inc., Avenue Capital Management II, L.P. and Avenue Europe International Management, LP (collectively, the “Other Parties”), regarding such opportunities to enhance shareholder value and may have discussions with the persons listed above together with the Other Parties. The Reporting Persons may exchange information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with the Other Parties. Collectively, the group may be deemed to have beneficial ownership of Common Stock of the Issuer beneficially owned by each of the group members. Each of the Reporting Persons disclaims beneficial ownership of any Common Stock of the Issuer beneficially owned by the Other Parties. The Other Parties separately report their beneficial ownership of the Issuer's Common Stock on Schedules 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each party and any changes thereto.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 16, 2017, attached as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: October 16, 2017

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.
BY:	BLUEMOUNTAIN FOINAVEN GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY:	BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Person

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY:	BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer
BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)